EXHIBIT 7
                                   ---------

ELK ASSOCIATES
FUNDING CORPORATION AND SUBSIDIARY

Consolidated Financial Statements for the
Six Months Ended December 31, 1995 and for the
Year Ended June 30, 1995, and
Independent Accountants' Report


ELK ASSOCIATES FUNDING CORPORATION AND SUBSIDIARY

TABLE OF CONTENTS

                                                                     Page

INDEPENDENT ACCOUNTANTS' REPORT                                        1

FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED
  DECEMBER 31, 1995 AND FOR THE YEAR ENDED JUNE 30, 1995:

  Consolidated Balance Sheets                                          2

  Consolidated Statements of Income                                    3

  Consolidated Statements of Shareholders' Equity                      4

  Consolidated Statements of Cash Flows                                5

  Consolidated Schedule of Loans                                       6

  Notes to Consolidated Financial Statements                          7-12


INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Shareholders of Elk Associates Funding Corporation and Subsidiary
(A Specialized Small Business Investment Company Licensed by the SBA)

We have reviewed the accompanying consolidated balance sheet, including the schedule of loans, of Elk Associates Funding Corporation and Subsidiary as of December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

As explained in Note 1, the financial statements include loans valued at $23,353,812 as of December 31, 1995, whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values. We have reviewed the procedures used by the Board of Directors in arriving at their estimate of the value of such loans and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for such loans existed, and the differences could be material.

As explained in Note 1, on December 19, 1994 the shareholders of Elk Associates Funding Corporation approved a quasi-reorganization of the company. The quasi-reorganization resulted in the elimination of the retained earnings deficit effective July 1, 1994.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Elk Associates Funding Corporation as of June 30, 1995, and the related statements of income, shareholders' equity, and cash flows for the year then ended; and in our report dated August 1, 1995, we expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the possible effect on the financial statements of the valuation of loans determined by the Board of Directors.

February 12, 1996


ELK ASSOCIATES FUNDING CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

                                                                     December 31,   June 30,
ASSETS                                                                  1995         1995
                                                                     (Unaudited)

Loans (Notes 1, 3 and 5)                                            $23,642,812   $23,039,462
  Less allowance for loan losses                                       (289,000)     (277,000)

                                                                     23,353,812    22,762,462

Cash                                                                  1,065,755     1,139,501
Accrued interest receivable (Notes 1 and 3)                             313,402       240,221
Assets acquired in satisfaction of loans (Notes 1 and 2)                536,972       865,216
Receivables from debtors on sales of assets acquired in
  satisfaction of loans (Notes 1 and 2)                                 638,358       389,374
Equity securities                                                        24,045          -
Furniture, fixtures and leasehold improvements - At cost,
  less accumulated depreciation of $158,460 and $145,860,               109,373       111,231
  respectively (Note 1)
Prepaid expenses and other assets                                       194,910       194,595

TOTAL ASSETS                                                        $26,236,627   $25,702,600

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Debentures payable to SBA (Note 4)                                 $8,831,000   $ 8,804,000
  Notes payable to banks (Note 5)                                     6,425,000     4,950,000
  Accrued expenses and other liabilities                                199,827       147,718
  Accrued interest payable                                              195,473       183,934

           Total liabilities                                         15,651,300    14,085,652

SHAREHOLDERS' EQUITY (Notes 1, 6 and 7):



  Series A, 3 percent cumulative preferred stock, $10 par value -
    547,271 shares authorized, issued and outstanding at June 30, 1995     -        5,472,710
  Series B, 4 percent cumulative preferred stock, $10 par value,
    752,729 shares authorized, none outstanding                            -             -
  Common stock, $.01 par value - 1,500,000 shares
    authorized; 1,283,600 issued and outstanding at December 31, 1995;
    1,033,683 outstanding at June 30, 1995                               12,836        10,337
  Additional paid-in capital                                          7,804,054     5,480,948
  Restricted capital                                                  2,766,759          -
  Retained earnings since July 1, 1994                                    1,678       652,953

           Total shareholders' equity                                10,585,327    11,616,948

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $26,236,627
$25,702,600

See independent accountants' report and notes to consolidated financial statements.

                                                    - 2 -


ELK ASSOCIATES FUNDING CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME


                                                                    Six Months         Year
                                                                       Ended          Ended
                                                                   December 31,      June 30,
                                                                       1995           1995
                                                                    (Unaudited)
INVESTMENT INCOME (Note 3):
  Interest on loans                                                  $1,346,804    $2,398,616
  Fees and other income                                                 177,826       231,285

           Total investment income                                    1,524,630     2,629,901

EXPENSES:

  Interest                                                              558,366     1,002,959
  Management fees (Note 8)                                              210,000       384,000
  Legal fees (Note 8)                                                   110,587       223,651



  Miscellaneous administrative expenses                                 220,300       343,823
  Credit for loan losses - net (Note 3)                                    -          (24,351)
  Losses on assets acquired in satisfaction of loans (Note 2)             1,829        37,866
  Directors' fees                                                        10,500         9,000

           Total expenses                                             1,111,582     1,976,948

NET INCOME                                                             $413,048    $  652,953

WEIGHTED AVERAGE SHARES OUTSTANDING                                   1,211,235
   988,953

NET INCOME PER COMMON SHARE (Note 1)                                       $.34
$.66


See independent accountants' report and notes to consolidated financial statements.

                                                      - 3 -



ELK ASSOCIATES FUNDING CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (NOTES 1, 6 AND 7)
SIX MONTHS ENDED DECEMBER 31, 1995 (UNAUDITED) AND YEAR ENDED JUNE 30, 1995

                                            Series A   Series B
                               Shares of   Preferred   Preferred  Shares of  Common
                               Preferred   Stock - 3%  Stock - 4%  Common    Stock  Additional
Retained
                                 Stock     Cumulative Cumulative   Stock    $.01 Par  Paid-in   Restricted
Earnings
                               Outstanding   $10 Par    $10 Par  Outstanding  Value  Capital     Capital   (Deficit)
    Total

BALANCE, JUNE 30, 1994           547,271   $5,472,710 $     -    943,683    $ 9,437  $5,480,948  $
  -   $(372,655)   $10,590,440

  Proceeds from issuance of
 common stock (Note 7)              -            -                90,000        900     372,655        -           -



      373,555

  Quasi-reorganization effective
    July 1, 1994 (Note 1)           -            -          -       -          -       (372,655)       -     372,655
      -

BALANCE, EFFECTIVE JULY 1, 1994,
  after quasi-reorganization     547,271    5,472,710       -  1,033,683     10,337   5,480,948        -
 -        10,963,995

  Net income                         -           -          -       -          -           -           -     652,953
652,953

BALANCE, JUNE 30, 1995           547,271    5,472,710       -  1,033,683     10,337   5,480,948
-     652,953     11,616,948

  Proceeds from issuance of common
    stock (Note 7)                  -            -          -    249,917      2,499   1,225,604        -        -
  1,228,103

  Redemption of preferred stock
    (Note 6)                    (547,271)  (5,472,710)      -       -          -           -      3,557,261      -
 (1,915,449)

  Capitalization of retained
    earnings (Note 7)               -            -          -       -          -         307,000       -     (307,000)
     -

  Transfer of restricted capital
   (Note 6)                         -            -          -       -          -         790,502   (790,502)     -
   -

  Dividends paid                    -            -          -       -          -            -          -     (757,324)
(757,324)

  Net income                        -            -          -       -          -            -          -      413,049
413,049

BALANCE, DECEMBER 31, 1995          -     $      -     $    -  1,283,600    $12,836   $7,804,054
$2,766,759  $  1,678   $10,585,327

See independent accountants' report and notes to consolidated financial statements.

                                                              - 4 -

ELK ASSOCIATES FUNDING CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Six Months      Year
                                                                    Ended        Ended
                                                                 December 31,   June 30,
                                                                     1995         1995
                                                                 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $  413,048  $ 652,953
  Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization                                    12,600     24,015
    Losses and expenses of assets acquired in
      satisfaction of loans                                            -        37,866
    Credit for loan losses                                             -       (24,351)
    (Increase) decrease in accrued interest receivable              (73,181)    65,430
    Increase in prepaid expenses and other assets                      (315)    (1,743)
    Increase (decrease) in accrued expenses and other liabilities    52,109    (36,282)
    Increase in accrued interest payable                             11,539      9,850

           Net cash provided by operating activities                415,800    727,738

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net change in loans, assets acquired in
    satisfaction of loans, and receivables from debtors
    on sales of assets acquired in satisfaction of loans           (512,090)  (889,825)
  Purchases of equity securities                                    (24,045)      -
  Acquisition of fixed assets                                       (10,742)   (30,656)

           Net cash used in investing activities                   (546,877)  (920,481)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from bank borrowings                                  12,575,000   1,400,000
  Repayments of bank borrowings                                 (11,100,000) (2,145,000)
  Proceeds from SBA debentures                                    1,020,000   2,690,000
  Repayments of SBA debentures                                     (993,000) (2,610,430)
  Proceeds from sale of common stock                              1,228,104     373,555
  Repurchase of Preferred Stock                                  (1,915,449)       -
  Dividends paid                                                   (757,324)       -




           Net cash provided by (used in) financing activities       57,331    (291,875)

NET DECREASE IN CASH                                                (73,746)   (484,618)

CASH, BEGINNING OF PERIOD                                         1,139,501   1,624,119

CASH, END OF PERIOD                                             $ 1,065,755  $1,139,501

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the period for interest                      $   546,827   1,009,593

  Noncash conversion of loans to assets acquired
    in satisfaction of loans and assets acquired in
    satisfaction of loans to receivables from debtors           $   270,000  $  103,000

See independent accountants' report and notes to consolidated financial statements.

                                                - 5 -



ELK ASSOCIATES FUNDING CORPORATION AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF LOANS
DECEMBER 31, 1995 (Unaudited)



                             Number       Interest     Maturity       Balance
      Type of Loan          of Loans        Rates        Dates       Outstanding
                                                      (In Months)

New York City:
  Taxi medallion                124          8-12%        1-119      $17,532,245
  Radio car service              70          6-15%         1-59          560,788

Chicago:
  Taxi medallion                103          13-14%       39-48        2,722,099

Boston:
  Taxi medallion                 13       12.75-13.5%     51-78          834,962




Other loans:
  Restaurant                      1           12%           1            148,669
  Gas station/auto repair         4         11-14.5%       1-51          221,084
  Management taxi fleet/car
    service                       1           13%            1            34,401
  Hairdresser                     2           12%           28           179,089
  Car wash                        2          15.25%         27           211,998
  Ambulance service               1          10.5%          36            23,725
  Liquor store                    1          16.25%         21            58,647
  Antique store                   2           12%          12-65         368,420
  Dry cleaner                     3         10-13.5%      47-117         493,420
  Laundromat                      1           15%           21            49,887
  Grocery/deli                    3       12.5-16.625%     41-57         103,378
  Financial services              1           14%            1           100,000

TOTAL PORTFOLIO                 332         6-16.625%      1-119     $23,642,812


See independent accountants' report and notes to consolidated financial statements.

                                        - 6 -


ELK ASSOCIATES FUNDING CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED DECEMBER 31, 1995 (UNAUDITED)
AND YEAR ENDED JUNE 30, 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Elk Associates Funding Corporation (the "Company"), a New York corporation, is licensed by the Small Business Administration ("SBA") to operate as a Specialized Small Business Investment Company ("SSBIC") under the Small Business Investment Act of 1958, as amended. The Company has also registered as an investment company under the Investment Company Act of 1940.

The Company makes loans to persons who qualify under SBA regulations as socially or economically disadvantaged and loans to entities which are at least 50 percent owned by such persons.

On December 19, 1994, the Company's shareholders approved a quasi-reorganization of the Company effective July 1, 1994. On December 30, 1994, the Company completed the sale of 90,000 shares of common stock to its shareholders, which was a precondition of the quasi-reorganization. The quasi-reorganization resulted in the elimination of a deficit of $372,655 in retained earnings effective July 1, 1994. The quasi-reorganization was also approved by the SBA.

Loans and the Allowance for Loans Losses - Loans are stated at cost, net of participations with other lenders, less an allowance for possible losses. This amount represents the fair value of such loans as determined in good faith by the Board of Directors. The allowance for loan losses is maintained at a level that, in the Board of Directors' judgment, is adequate to absorb losses inherent in the portfolio. The allowance for loan losses is reviewed and adjusted periodically by the Board of Directors on the basis of available information, including the fair value of the collateral held, existing risk of individual credits, past loss experience, the volume, composition and growth of the portfolio, and current and projected economic conditions. Because of the inherent uncertainty in the estimation process, the estimated fair values of the loans may differ significantly from the values that would have been used had a ready market existed for such loans. Approximately 90 percent of all loans are collateralized by New York City, Boston and Chicago taxicab medallions and group franchises in car services located in New York City.

The Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") on July 1, 1995. Pursuant to this statement, a loan is determined to be impaired if it is probable that the contractual amounts due will not be collected in accordance with the terms of the loan. SFAS 114 generally requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. As all of the Company's loans are collateral dependent, impairment is measured based on the fair value of the collateral. If the fair value of the impaired loan is less than the recorded investment in the loan (including accrued interest, net of deferred loan fees or costs, and unamortized premium or discount) the Company recognizes an impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses. The Company individually evaluates all loans for impairment.

The adoption of SFAS 114 had no effect on the Company's financial condition or results of operations. See Note 3 for further discussion.

                                      - 7 -


Loans are placed on nonaccrual status once they become 180 days past due as to principal or interest. In addition, impaired loans that are not fully collateralized and in the process of collection are placed on nonaccrual status when, in the judgment of management, the ultimate collectibility of interest and principal is doubtful.

Income Taxes - The Company has elected to be taxed as a Regulated Investment Company under the Internal Revenue Code. A Regulated Investment Company will generally not be taxed at the corporate level to the extent its income is distributed to its shareholders. In order to be taxed as a Regulated Investment Company, the Company must pay at least 90 percent of its net investment company taxable income to its shareholders as well as meet other requirements under the Code. The Company intends to continue to qualify as a regulated investment company.

Depreciation and Amortization - Depreciation and amortization of furniture, fixtures and leasehold improvements is computed on the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives.

Net Income per Share - Net income per share is determined by dividing net income by the weighted average number of shares outstanding during the period. All net income per share amounts have been restated to give effect to the extinguishment of all cumulative preferred stock dividends in arrears as a result of the preferred stock repurchase discussed in Note 6.

Assets Acquired in Satisfaction of Loans - Assets acquired in satisfaction of loans are carried at estimated fair value less selling costs. Losses incurred at the time of foreclosure are charged to the allowance for loan losses. Subsequent reductions in estimated net realizable value are recorded as losses on assets acquired in satisfaction of loans.

Interest Rate Cap - At December 31, 1995 and June 30, 1995, the Company was a party to one $5 million notional interest rate cap. This cap was purchased by the Company to protect it from the impact of upward movements in interest rates related to its outstanding bank debt. The cap provided interest rate protection in the event that the three-month LIBOR rate exceeded 5.75 percent. The premium paid for the purchase of this cap was amortized over its life as an adjustment of interest expense. Payments received under this cap were credited to interest expense.

Consolidation - The consolidated financial statements include the accounts of EAF Holding Corporation ("EAF"), a wholly-owned subsidiary of the Company. All intercompany transactions have been eliminated. EAF was formed in June 1992 and began operations in December 1993. The purpose of EAF is to own and operate certain real estate assets acquired in satisfaction of loans. As of June 30, 1995, EAF owned one real estate asset with a carrying value of approximately $200,000. This real estate asset was sold during the period ended December 31, 1995.

Other - Certain amounts for the fiscal year ended June 30, 1995 have been reclassified to conform its presentation with the financial statements for the six months ended December 31, 1995.

2. ASSETS ACQUIRED IN SATISFACTION OF LOANS

During the six-month period from July 1, 1995 to December 31, 1995 and the year ended June 30, 1995, the carrying value of Assets Acquired in Satisfaction of Loans increased by additions of approximately $0 and $103,000, and decreased by sales and cash payments of approximately $300,000 and $367,000 and write-offs of approximately $28,000 and $29,000, respectively.

                                     - 8 -


Sales of assets acquired in satisfaction of loans for the six months ended December 31, 1995 and the year ended June 30, 1995 included approximately $300,000 and $360,400 of real estate and $0 and $6,600 of radio car rights, respectively.

Receivables from Debtors on Sales of Assets Acquired in Satisfaction of Loans represent loans to borrowers arising out of the sale of defaulted assets. Pursuant to an SBA regulation, these loans are presented separately in the accompanying consolidated balance sheet.

3. LOANS RECEIVABLE

Loans on nonaccrual status or accruing at reduced rates as of December 31, 1995 and June 30, 1995 were approximately $264,000. If interest on such nonaccrual or reduced rates loans had been accrued at the contractual amount, interest income would have been increased by approximately $17,000 for the six months ended December 31, 1995.

All impaired loans are placed on nonaccrual status. The Company recognizes interest income on a cash basis on these loans if the principal is fully secured. However, where there is doubt regarding the ultimate collectibility of the loan principal, cash receipts, whether designated as principal or interest, are applied to reduce the carrying value of the loan. The following table sets forth certain information concerning impaired loans as of December 31, 1995:




Impaired loans with an allowance                               $264,345

Impaired loans without an allowance                                -

Total impaired loans                                           $264,345

Allowance for impaired loans                                   $159,000

Average balance of impaired loans during the six months
  ended December 31, 1995                                      $274,977

Interest income recognized on impaired loans during the
  six months ended December 31, 1995                             $2,323


Transactions in the allowance for loan losses are summarized as follows:

Balance, June 30, 1994                                         $355,000

  Charge-offs                                                   (53,649)
  Credit - net                                                  (24,351)

Balance, June 30, 1995                                          277,000

  Recoveries - net                                               12,000

Balance, December 31, 1995                                     $289,000


At December 31, 1995, the Company had commitments to make loans totaling
$1,733,910 at interest rates ranging from 9.5 percent to 14 percent.

                                       - 9 -


4. DEBENTURES PAYABLE TO SMALL BUSINESS ADMINISTRATION

At December 31, 1995, debentures payable to the Small Business Administration consisted of subordinated debentures with interest payable semiannually, as follows:

                                      Current
                                     Effective



                                      Interest       Principal
   Issue Date           Due Date        Rate          Amount

April 1986          April 1996          8.0%         $993,000
March 1987          March 1997          7.125         408,000
September 1993      September 2003      3.12(1)     1,500,000
September 1993      September 2003      6.12        2,220,000
September 1994      September 2004      8.2         2,690,000
December 1995       December 2005       6.54        1,020,000

                                                   $8,831,000

(1) Interest rate increases to 6.12% on September 30, 1998


Under the terms of the subordinated debentures, the Company may not repurchase or retire any of its capital stock or make any distributions to its shareholders other than dividends out of retained earnings (as computed in accordance with SBA regulations) without the prior written approval of the SBA.

5. NOTES PAYABLE TO BANKS

The Company has loan agreements with four banks for lines of credit aggregating $14,000,000. At December 31, 1995, the Company had $6,425,000 outstanding under these lines. The loans, which mature through October 31, 1996, bear interest based on the banks' prime rates and include certain fees which make the effective rates range from prime to prime minus one-half percent. Upon maturity, the Company anticipates extending the lines of credit for another year as has been the practice in previous years.
Pursuant to the terms of the agreements the Company is required to comply with certain terms, covenants and conditions. The Company pledged its loans receivable and other assets as collateral for the above lines of credit and is required to maintain compensating balances. At December 31, 1995, compensating balances of $642,500 were maintained by the Company in accordance with these agreements.

6. PREFERRED STOCK

At June 30, 1995, the Company had 547,271 shares of 3 percent preferred stock issued to the SBA. Cumulative dividends not declared or paid as of June 30, 1995 were approximately $533,000. During August 1995, the Company completed the repurchase of all such shares of preferred stock from the SBA pursuant to a preferred stock repurchase agreement dated November 10, 1994. Pursuant to this agreement, the Company repurchased all 547,271 shares of its 3 percent cumulative preferred stock from the SBA for $3.50 per share, or an aggregate of $1,915,449. The repurchase price was at a substantial discount to the original issuance price of $10 per share. In connection with the repurchase, all dividends in arrears on the preferred shares were extinguished.

As a condition precedent to the repurchase, the Company granted the SBA a liquidating interest in a newly established restricted capital surplus account. The surplus account is equal to the amount of the

                                   - 10 -


net repurchase discount. The initial value of the liquidating interest was $3,557,261 which is being amortized over a 60-month period on a straight-line basis. Should the Company be in default under the repurchase agreement at any time, the liquidating interest will become fixed at the level immediately preceding the event of default and will not decline further until such time as the default is cured or waived. The liquidating interest shall expire on
(i) sixty months from the date of the repurchase agreement, or (ii) if any event of default has occurred and such default has been cured or waived, such later date on which the liquidating interest is fully amortized. Should the Company voluntarily or involuntarily liquidate prior to the amortization of the liquidating interest, any assets which are available, after the payment of all debts of the Company, shall be distributed first to the SBA until the fair market value of such assets is equal to the amount of the liquidating interest. Such payment, if any, would be prior in right to any payments made to the Company's shareholders. The amount restricted under this agreement at December 31, 1995 was approximately $2,767,000.

During 1992, the Company authorized the issuance of 752,729 shares of a new Series B cumulative preferred stock with a 4 percent dividend and a $10 par value. All preferred shares are restricted solely for issuance to the SBA. No sales of the Series B preferred shares have occurred to date.

7. COMMON STOCK

On August 9, 1994, the Company amended its certificate of incorporation to increase the number of authorized shares of common stock from 1,500,000 to 2,000,000 with the par value per share remaining unchanged at $.01.

On December 30, 1994, the Company completed the sale of 90,000 shares of its common stock to existing shareholders. The completion of this sale was a precondition for SBA approval of the quasi-reorganization discussed in Note
1. During September 1995, the Company completed the sale of 249,917 additional shares of common stock and restricted $307,000 of its 1995 earnings in order to qualify for participation in the SBA's 3 percent

Preferred Stock Repurchase Program. Total capital raised was $1,249,585 less private placement costs of $21,482. These proceeds were used to repurchase the Company's preferred stock held by the SBA (See Note 6).

8. RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with GCG Associates, Inc. ("GCG"), a company that is wholly-owned by the president of the Company, to engage GCG as its investment advisor. The agreement which was approved by the SBA, requires that GCG, as advisor, maintain sufficient personnel and pay certain expenses necessary to operate the Company's business, maintain an office on behalf of the Company, collect all loans receivable due from recipients of loans and comply with all official orders of government agencies, including the SBA.

Subject to the overall control and supervision of the Board of Directors of the Company, the advisor is also responsible for reviewing all loan applications, implementing the lending policies decided upon by the Board of Directors of the Company and investing excess liquid assets of the Company.

The monthly compensation to the advisor is one-twelfth of 2 percent of the total assets of the Company as of the last day of the month immediately preceding such computation, provided that the amount computed thereby shall not in any event exceed one-twelfth of the Company's private invested capital and capitalized retained earnings multiplied by 8 percent (as those terms are defined by SBA regulations) plus one-twelfth of 1 percent of any third-party bank financing outstanding on such date, not to exceed the maximum management fees previously approved by the SBA.
                                     - 11 -


For the six months ended December 31, 1995 and the year ended June 30, 1995, $210,000 and $384,000 in management fees, respectively, were paid in accordance with this agreement.

In addition, the Company pays an annual legal retainer fee of $108,000 for the purpose of providing loan closing services to a firm certain of whose officers are officers and directors of the Company. During the six months ended December 31, 1995 and the year ended June 30, 1995, the Company paid additional legal fees of $26,414 and $41,705, respectively, to the same law firm. The Company generally charges its borrowers loan origination fees to generate income to offset the expenses incurred by the Company for the legal fee retainer.

During the year ended June 30, 1994, the Company moved to new facilities which were leased by the firm referred to above. In connection with this move, the Company was allocated approximately $98,000 for the purchase of various equipment and leasehold improvements.

9. REGULATORY MATTERS

In accordance with a Stipulation of Compliance dated January 25, 1993 between the Company and the SBA, the Company has appointed an Audit and Compliance Committee, consisting of officers and directors of the Company, which is responsible for monitoring and coordinating the Company's adherence with SBA regulations.

On September 9, 1993, the Company entered into an agreement with the SBA, subject to certain regulatory limitations, to permit the Company to carry on its books, the retained earnings deficit. The SBA removed the requirement that the Company maintain in its portfolio a certain amount of non-taxi cab secured loans; the SBA agreed to rollover for ten years and subordinate the Company's existing demand debentures; the SBA accepted for consideration the Company's application for sale to the SBA of additional debentures; and the SBA agreed to permit the Company to apply for participation in the three percent Preferred Stock Repurchase Program, when such program was instituted by the SBA. As part of the agreement, the Company agreed to limit the aggregate amount of its senior indebtedness, consisting of bank debt and the SBA debentures, to certain specific levels based upon performing assets; the Company agreed to grant the SBA a subordinate lien on the Company's assets and to have the Company's notes maintained by a separate custodian; the Company agreed to provide periodic financial reports to the SBA on a quarterly basis and the Company agreed (a) not to pay or declare any dividends in the future and (b) not to incur senior debt including the aggregate amount of its credit lines in excess of $9 million, until such time as the Company has achieved positive retained earnings or has received a capital contribution in an amount equal to its then negative retained earnings as determined in accordance with GAAP. As discussed in Note 1, effective July 1, 1994, the Company has eliminated its retained earnings deficit as a result of a quasi-reorganization approved by the SBA. Accordingly, since the Company has received the capital contribution and restored its negative retained earnings, the Company is permitted to pay dividends subject to applicable SBA regulations, and the $9 million restriction as to the aggregate amount of its credit lines has been lifted. The Company's maximum borrowing limits from its banks and the SBA are now governed by a borrowing base formula based on its performing assets.

                                    ******
                                    - 12 -

                                              February 26, 1996

Dear Stockholders:

    We are pleased to enclose with this letter a copy of our latest financial statements prepared for the six month period ended December 31, 1995. A review of the financial statements will indicate that we have continued to make substantial progress toward our goals of obtaining an excellent, balanced and performing loan portfolio, increased common stockholder equity, and increasing earnings and dividend payments.

    As you know, during August, 1995 the Company was able to complete the repurchase of our outstanding 3% Preferred Stock at a price of 35% of its par value. The 65% discount from par value of $3,557,261 was originally booked as "Restricted Capital".
This account will amortize over a period of 60 months and build additional equity in favor of the common stockholders at the rate of $59,287 per month. For financial statement reporting purposes under Generally Accepted Accounting Principles (GAAP) the amortization of the Restricted Capital account works to shift each month's amortization of the discount into the Additional Paid-in-Capital account, and the Restricted Capital account is reduced by a corresponding amount. At December 31, 1995, due to the terms of the Company's Repurchase Agreement with SBA, the amortization period commenced as of November 10, 1994, and accordingly, the enclosed financial statements reflect the earned discount of $790,502 for the period November 10, 1994 through December 31, 1995.

      In addition, to the common stockholder equity buildup that has occurred, and that will continue to build from the amortization of the Repurchase discount, we have continued to build up the Company's loan portfolio, investment income, and net income. For the six months ended December 31, 1995, Net Income was $413,048 (which included recoveries of approximately
$60,000). Net Income for the six months ended December 31, 1994 was $299,595. The loan portfolio was $23,353,812 at December 31, 1995 which was a healthy increase over the $19,917,137 at December 31, 1994. In addition during September, 1995 the
Company was able to sell (for full carrying value) approximately $2,000,000 of lower yielding taxi loans which had been made several years ago when the prime rate was at 6%. These loans were not producing a profit to the Company at the time of the sale. Simultaneously with this sale, the Company reduced its bank debt thereby reopening its credit lines to do more profitable business in the future.

     As a result of the completion of the preferred stock repurchase, the Company was relieved of having to pay cumulative but unpaid 3% preferred stock dividends of over $533,000. At the completion of the preferred stock repurchase with the SBA, the Company was again in the position to pay cash dividends to our common stockholders from retained earnings. Retained earnings of $307,000 that were outstanding at June 30, 1995 were utilized toward the repurchase of the preferred stock. The remaining available balance of retained earnings of $345,953 at June 30, 1995 together with the earnings from the period July 1, 1995 through December 31, 1995 in the amount of $413,049 allowed the Company to declare and pay a total of $757,324 of dividends to common stockholders during the six month period ended December 31, 1995.

     During the last several months, we have continued to conduct negotiations with our banks to obtain lower interest rates and lower line fees. We are pleased to report that the Company will be able to borrow at rates of 1/2% below the prime rate, and on short term match funding rates based upon LIBOR plus a mark up that may be less than 1/2% below the prime rate in effect at the time of the advance. This will enable the Company to achieve a better competitive position. In addition, during December 1995 the Company sold a debenture to SBA in the amount of $1,020,000 to replace a maturing debenture of $993,000 which had been at a rate of 10%. The new debenture has a ten year term, and a fixed interest rate of 6.54%.

     We are pleased to be able to provide our stockholders with these results. We also want to assure you that our Officers, and Board of Directors intend to formulate additional policies and actions that will further enhance shareholder value through the expansion of our loan portfolio, expansion of our earnings base, and through other actions that we feel will assist in the long term growth of the Company.

                           Sincerely yours,
                           Gary C. Granoff, President
                           --------------------------
                           Gary C. Granoff, President